Exhibit 99.1

Kitov to Host Business Update Conference Call on Monday, July 2

Tel Aviv, Israel – June 27, 2018 -- Kitov Pharma Ltd. (Nasdaq: KTOV; TASE: KTOV), an innovative biopharmaceutical company, today announced that it will host a business update conference call on Monday July 2nd at 8:30 am Eastern Time. Management will discuss Kitov’s recent activities and accomplishments and provide information about Consensi™, including efforts to finalize US commercialization partnerships, recent positive pre-clinical data for NT219, and financial information.

Monday, July 2nd @ 8:30am Eastern Time

U.S. Investors:	888-394-8218
Outside the U.S.:	323-794-2588
Investors in Israel:	1809 212 883
Conference ID:	5791259
Webcast:	http://public.viavid.com/index.php?id=130228

Replays, Available Through July 16th:

U.S.	844-512-2921
International:	412-317-6671
Replay PIN:	5791259

About Kitov Pharmaceuticals

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, Consensi™ achieved the primary efficacy endpoints for its Phase III and Phase III/IV clinical trials, and was approved by the FDA for patients suffering from osteoarthritis pain and hypertension. NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives.

About TyrNovo

TyrNovo Ltd., a Kitov Pharma (NASDAQ/TASE: KTOV) company, is a developer of novel small molecules in the oncology therapeutic field. TyrNovo is developing NT219, an oncology product designed to be used in combination with other oncology drugs. NT219 is a small molecule dual inhibitor of Insulin Receptor Substrate (IRS1/2) and of Signal Transducer and Activator of Transcription (STAT3), two signal pathways that are involved in the development of cancer drug resistance. In combination with various approved oncology drugs, NT219 has demonstrated potent anti-tumor effects and increased survival in various cancer models, including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers. Its mechanism of action is through the prevention of acquired resistance in tumors and by regression of resistant tumors. For more information on TyrNovo please visit http://www.tyrnovopharma.com.

Forward-Looking Statements and Kitov Pharma’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning the amount of proceeds the Company expects to receive from the sale of the American Depository Shares in the registered direct offering, the closing of the transaction described in this press release, which is subject to customary conditions, and other statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Contact:

Simcha Rock

Chief Financial Officer

+972-3-9333121 ext. #105

simcha@kitovpharma.com

Bob Yedid

LifeSci Advisors, LLC

+1-646-597-6989

Bob@LifeSciAdvisors.com